Mail Stop 4561

September 27, 2007

Via U.S. Mail and Fax (716) 636-0466
Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited Partnership – II
2350 North Forest Road
Getzville, New York 14068

      RE: **Realmark Property Investors Limited Partnership – II
              Form 10-K for the fiscal year ended December 31, 2006
              Filed April 2, 2007
              File No. 0-11909**

Dear Mr. Jayson:

      We issued comments to you on the above captioned filing on July 19, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 11, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by October 11, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact me at 202-551-3486 if you have any questions.

      Sincerely,

      Daniel L. Gordon
      Accounting Branch Chief